Exhibit 99.1

Meihua International Medical Technologies Co., Ltd. Announces Pricing of $36,000,000 Initial Public Offering

Yangzhou, China, February 16, 2022 – Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China, today announced the pricing of its initial public offering (the “Offering”) of 3,600,000 ordinary shares at a public offering price of $10.00 per ordinary share (the “Ordinary Shares”), for total gross proceeds of $36,000,000 before deducting underwriting discounts and commissions and offering expenses. The Offering is being conducted on a firm commitment basis. The Ordinary Shares have been approved for listing on The Nasdaq Global Market and are expected to commence trading on February 16, 2022, under the ticker symbol “MHUA.”

The Company has granted the underwriters an option, exercisable within 60 days from the date of the underwriting agreement, to purchase up to an additional 540,000 shares at the public offering price to cover over-allotment, if any, less underwriting discounts and commissions.

The offering is expected to close on February 18, 2022, subject to customary closing conditions.

Prime Number Capital LLC is acting as the representative of the underwriters. Prime Number Capital LLC and Shengang Securities Company Limited are acting as joint book runners, and Revere Securities, LLC and R. F. Lafferty & Co., Inc. are acting as co-managers for the Offering. uSMART Securities Limited is acting as selected dealer for the Offering. The Crone Law Group, P.C. is acting as counsel to the Company, and Robinson & Cole LLP is acting as counsel to Prime Number Capital LLC. Dentons Beijing Dacheng Law Offices, LLP (Shanghai) is acting as China counsel to the Company.

The Company intends to use the proceeds from this Offering primarily for (i) construction of a new factory, (ii) purchase of 12 production lines, (iii) acquisition of a local disposable medical device manufacturer, (iv) addition of an anti-pandemic medical products production line, (v) research and development, (vi) Recruitment of R&D talents and senior executives, (vii) improvement of the internal control system, (viii) addition of new, and improvement of the existing, manufacturing equipment, and (ix) working capital.

A registration statement on Form F-1 (File No. 333-258659) relating to the Offering has been filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on February 15, 2022. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus related to the offering may be obtained, when available, from Prime Number Capital LLC by email at info@pncps.com or via standard mail to Prime Number Capital LLC, Prospectus Department, 14 Myrtle Drive, Great Neck, NY 11021; Shengang Securities Company Limited by email at chendi@shgsec.com or via standard mail to Shengang Securities Company Limited, Prospectus Department, Floor 16/22/23, Chamtime International Finance Center, 1589 Century Avenue, Pudong, Shanghai, 200122. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the final prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies, a reputable manufacturer and provider of Class I, II, and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I such as eye drops bottle, medicine bottle, anal bag etc., Class II and III disposable medical devices such as identification tape, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, masks, disposable infusion pumps, electronic pumps, puncture kits, etc. under their own brands and also distribute such disposable medical devices sourced from other manufacturers. The Company has received international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788), for over 20 products. The Company serves hospitals, pharmacies, medical institutions, and medical equipment companies for over 30 years with more than 800 products for domestic sales, as well as 120 products for exports more than 30 countries internationally across Europe, North America, South America, Asia, Africa, and Oceania. For more information, please visit: www.meihuamed.com .

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding trading on the NASDAQ Global Market and closing of the Offering are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriter

Prime Number Capital LLC

Ms. Xiaoyan Jiang, Chairwoman

Email：xj@pncps.com

Phone: 516-582-9666

Investor Relations

EverGreen Consulting Inc.

Ms. Janice Wang, Managing Partner
Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)